GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

5 June 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



07024378

Dear Sirs,

GKN plc

SUPPL

- **Voting rights and capital**

For your information I enclose a copy of the above announcement, released to the London Stock Exchange on 1 June 2007.

Yours faithfully,

Sandie De Ritter

Enc

Regulatory Announcement


Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	15:36 01-Jun-07
Number	PRNUK-0106

GKN plc

Voting Rights and Capital

In conformity with Rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules, GKN plc is required to notify the market of the following:

As at 31 May 2007, GKN plc's issued share capital consisted of 743,110,765 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 704,451,623.

The above figure (704,451,623) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham

Company Secretary

1 June 2007

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